Exhibit 1

For Immediate Release	16 March 2015

WPP PLC (“WPP”)

LEAP 2010-14

•	LEAP is a co-investment, performance-based, management incentive compensation plan requiring substantial, long-term investment by the participants

•	Calculation of share allocations to all Plan participants (17 senior executives who all had to commit shares to participate) based on formula and comparator group approved June 2009 by 83% share owner vote

•	Relates to 5 year performance period 2010-2014 over which:

•	Market capitalisation increased by £10.17bn ($15.41bn) or 133% from £7.66bn ($12.37bn) to £17.83 bn ($27.78bn) while the FTSE 100 rose 21.3%

•	£1,000 invested in WPP on 1 Jan 2010 increased to £2,207 by end of 2014 compared with £1,213 if invested in FTSE 100 – a 5.7 times greater increase

•	Total Shareholder Return (“TSR”) was 172% - outperforming 96% of the FTSE 100 market capitalisation

•	£1,000 invested in WPP on 1 Jan 2010 was worth £2,720 in TSR terms at end of 2014 compared with £1,470 if invested in FTSE 100 – a 3.7 times greater increase

•	Maximum 5 times share match achieved through strong outperformance of comparator group

•	Shares have continued to perform strongly since period end – up a further 16.3% to give a market capitalisation of £20.73bn ($30.56bn)

Introduction

WPP’s Leadership Equity Acquisition Plan III (“LEAP”) was approved by share owners in June 2009 and superseded by a new scheme with a reduced opportunity approved by share owners in June 2013. The arithmetic application of the LEAP metrics has resulted in a maximum share match of 5,092,905 shares for the 17 participants who all had to commit shares in order to qualify for participation. Following WPP’s strong outperformance against the 12 comparator companies included in the scheme, having achieved TSR of 172% over the five year performance period 1 January 2010 until 31 December 2014, the scheme participants have earned a share match of five times the number of shares they pledged in 2010. No new awards have been made under LEAP since 2012 with the final match being due in respect of the performance period 2012-2016.

The maximum performance outcome results in the vesting of 2,326,945 shares for Sir Martin Sorrell, CEO, which would have been worth £16.86m at the grant price in 2010 of £7.2475 per share and which have more than doubled in value to £36.04m at the vesting price of £15.48875 per share on 13 March 2015. This covers a five year investment and performance period in which the FTSE 100 rose 21.3% while WPP’s shares rose 120.7%. £1,000 invested in WPP at the start of the period increased to £2,207 by the end of 2014 compared with £1,213 if invested in the FTSE 100, representing a 5.7 times greater increase. WPP’s market capitalisation increased by £10.17 billion ($15.41 billion) or 133% from £7.66 billion ($12.37 billion) to £17.83 billion ($27.78 billion). WPP outperformed the TSR of 96% of the FTSE 100 market capitalisation. £1,000 invested in WPP at the start of 2010 would have been worth £2,720 in TSR terms at the end of 2014 compared with £1,470 if invested in the FTSE 100, representing a 3.7 times greater return. The LEAP award to the 17 participants is equivalent to 0.78% of the increase in the Company’s market capitalisation and 0.61% of the cumulative TSR during this period. Included in the award to the 17 participants is the award to the CEO which represents 0.36% of the increase in the market capitalisation and 0.28% of the cumulative TSR.

Directors’ Interests

On 12 March 2015 Sir Martin Sorrell exercised his option to receive 2,326,945 shares which vested pursuant to his award granted under LEAP in 2010. On 12 March 2015 Sir Martin Sorrell sold 1,120,514 of these shares to raise £17.36m to discharge the consequential tax liabilities representing 48.17% of the total gain on the shares.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 20,289,018 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under Renewed LEAP in 2004, 2005, the UK part of the 2006 award and the 2007 award, and the UK part of his 2009 LEAP award, receipt of which have been deferred). Sir Martin Sorrell’s family interests and rights represent 1.545% of the issued share capital of WPP. Additionally the JMCMRJ Sorrell Foundation holds 2,105,936 WPP shares, representing 0.160% of WPP’s issued share capital.

On 12 March 2015 Mr Paul Richardson, CFO, exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2010 in relation to 563,870 shares. On 12 March 2015 Mr Paul Richardson sold 422,900 of these shares in order to fund taxes, transaction costs and other financial commitments.

At today’s date Mr Paul Richardson’s beneficial holding is the equivalent of 920,265 shares (all being in WPP ADRs), representing 0.070% of WPP’s issued share capital.

Commenting on the LEAP outcome, WPP Chairman Philip Lader said “This senior management incentive compensation plan required substantial personal, long-term investment by the participants, exceptional corporate performance over five years, and was approved by an 83% supporting vote of share owners. The awards were determined by the arithmetic application of this 2009 plan and are aligned with the £12.8 billion share owner value creation over this period derived from share price appreciation, dividends and share buy-backs.”

For further information please contact:
Richard Oldworth, Buchanan	+44 (0)207 466 5000 or +44 (0)7710 130 634
or Feona McEwan, WPP	+44 (0)20 7408 2204

Notes to Editors

•	The 17 participants include the two Executive Directors as disclosed in this announcement and many of the senior executives responsible for some of the Group’s largest operating companies. All participants had to commit shares in 2010 in order to qualify for participation.

•	Over the performance period 2010-2014 shareowner value has been created by:

Market capitalisation increasing by £10.17bn ($15.41bn)

Dividends of £1.582bn ($2.519bn) – representing 19.8% CAGR in dividend per share from 15.47p to 38.2p

Share buy-backs of £1.071bn ($1.727bn).

Key Financials 2010-14

	2009	2014	Increase (%)	CAGR (%)
Revenue (£’m)	8,684	11,529	32.8	5.8
Net Sales (£’m)	7,981	10,065	26.1	4.8
P.B.I.T (£’m)	1,017	1,681	65.3	10.6
Headline Diluted EPS (p)	44.4p	84.9p	91.2	13.9
Dividend (p)	15.47p	38.2p	146.9	19.8
Share Price (p)	609.5p	1,345p	120.7	17.1
Market Capitalisation (£’bn)	7.66	17.86	132.8	18.4

WPP v. FTSE 100 Index 2010-14

	WPP	FTSE100	WPP return as multiple of FTSE 100 return

Value at 31.12.14 of £1,000 invested 1.1.10	2,207	1,213	—
Increase in value at 31.12.14 of £1,000 invested 1.1.10	1,207	213	5.7x

TSR at 31.12.14 of £1,000 invested at 1.1.10	2,720	1,470	3.7x